SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 4 TO SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT

(UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT

OF 1934 AND RULE 13e-3 THEREUNDER)

IFX Corporation

(Name of Issuer)

IFX Corporation

UBS Capital Americas III, L.P.

Richard Capone

George Duarte

Mark Lama

International Technology Investments, LC

Michael Shalom

(Names of Person(s) Filing Statement)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

449518208

(CUSIP Number of Class of Securities)

Michael Shalom

Chief Executive Officer

IFX Corporation

15050 N.W. 79th Court

Suite 200

Miami Lakes, Florida 33016

(305) 512-1101

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Scott J. Bakal, Esq.

Neal, Gerber & Eisenberg

Two North LaSalle Street

Chicago, Illinois 60602

(312) 269-8022

Mr. George Duarte

UBS Capital Americas III, L.P.

48 Signal Road

Stamford, Connecticut 06902

(203) 719-8083

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$3,000.00	$0.24

*   For purposes of calculating the fee only. This amount assumes the acquisition of 25,000 shares of common stock of the subject company for $0.12 per share in cash in lieu of issuing fractional shares to holders of less than one share after reverse stock split.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $3,000.00 by .0000809

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0.60	Filing Party: IFX Corporation
Form or Registration No.: SC 13E-3	Date Filed: April 7, 2003

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TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment Number 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by IFX Corporation, UBS Capital Americas III, L.P., Richard Capone, George Duarte, Mark Lama, International Technology Investments, LC and Michael Shalom pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the one-for-300 reverse stock split (the “Reverse Stock Split”).

Stockholders holding shares of Issuer’s capital stock representing the required majority of votes approved the Reverse Stock Split at Issuer’s Annual Meeting of Stockholders held on August 7, 2003. Issuer filed a Certificate of Amendment of Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Reverse Stock Split. As a result of the effectiveness of the Reverse Stock Split, as of August 8, 2003, Stockholders holding less than one share after the Reverse Stock Split solely have the right to receive cash at the price of $0.12 per whole share of common stock outstanding immediately prior to the effectiveness of the Reverse Stock Split. Issuer will be filing a Form 15 with the Securities and Exchange Commission to cease reporting as a public company.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive Proxy Statement of IFX Corporation filed on July 16, 2003, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

Item 16.   Exhibits

(a)	Press release of IFX Corporation, dated August 7, 2003 (incorporated by reference to current report on Form 8-K filed by IFX Corporation on August 7, 2003).

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SIGNATURE

After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2003

IFX CORPORATION By: /s/ Michael Shalom Name: Michael Shalom Title: Chief Executive Officer

UBS CAPITAL AMERICAS III, L.P. By: UBS Capital Americas III, LLC By: /s/ Mark Lama Name: Mark Lama Title: Principal

By: /s/ Marc Unger Name: Marc Unger Title: Chief Financial Officer

/s/ Richard Capone Richard Capone /s/ George Duarte George Duarte /s/ Mark Lama Mark Lama

INTERNATIONAL TECHNOLOGY INVESTMENTS, LC By: /s/ Michael Shalom Name: Michael Shalom Title: Manager /s/ Michael Shalom Michael Shalom

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